816-221-1000 FAX: 816-221-1018 WWW.GILMOREBELL.COM	GILMORE & BELL A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

September 13, 2007

VIA EDGAR

Hugh Fuller, Esq.

Division of Corporation Finance

Room 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Epiq Systems, Inc.
Registration Statement on Form S-3
Filed August 7, 2007
File No. 333-145206

Dear Mr. Fuller:

This letter is submitted on behalf of Epiq Systems, Inc. in response to the comment letter from Mark P. Shuman, Branch Chief — Legal, dated August 30, 2007, with respect to the above-referenced Registration Statement filed by Epiq Systems under the Exchange Act.  The Company is filing this day via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been marked to show changes from the original filing.  We have enclosed a courtesy copy of Amendment No. 1, marked for changes, to facilitate your review.  For ease of reference, each comment has been included followed by the Company response to the comment.

Form S-3

Incorporation of Certain Information by Reference, page 21

1.                                       Comment:  Please see Item 12(a)(l) of Form S-3 which requires that the latest annual report on Form 10-KSB be incorporated by reference. The partial incorporation of this document fails to conform to the requirements of the form you have selected. Revise to incorporate the Form 10-KSB filed on March 9, 2007.

Company Response:  The disclosure on page 21 of Amendment No. 1 has been revised in response to the Staff’s Comment.

2.                                       Comment:  In addition, paragraph (a)(2) of Form S-3 specifies that any additional report filed pursuant to Section 13(a) of the Exchange Act during the period beginning January 1, 2007, must be specifically incorporated. However, you did not incorporate the Form 10-KSB/A for the period ended March 31, 2005, or any of the Forms 10-QSB/A for the periods ended June 30, 2006, or September 30, 2006, which were all filed February 8, 2007. Please revise.

Company Response:  The disclosure on page 21 of Amendment No. 1 has been revised in response to the Staff’s Comment.

3.                                       Comment:  Please note that paragraph (a) of Item 12 does not authorize or require the incorporation of documents filed pursuant to Section 14 of the Exchange Act. Further, Section 14 filings that are required to be incorporated by paragraph (b) of Item 12 are limited to filings made after the effective date.  Please eliminate the proxy statement filed April 26, 2007, from the list of incorporated documents. In evaluating this comment, note the restrictions upon incorporation by reference into prospectuses imposed by Rule 411.

Company Response:  The disclosure on page 21 of Amendment No. 1 has been revised in response to the Staff’s Comment.

The Company is aware that if the Company requests acceleration of the effective date of the pending Registration Statement, it will be required to make certain acknowledgements to the SEC.  The Company is prepared to, and will, make those representations at the time it files its request for acceleration of the Registration Statement.

Epiq Systems desires to have the Registration Statement declared effective as soon as practicable.  Accordingly, we would like to discuss with you by telephone any questions or concerns you may have before a second comment letter, if any, is generated.  We are available at any time to discuss these responses from Epiq Systems.  Please contact me (816-218-7528) to arrange a time at which we might discuss these matters as well as any other questions or comments you may have after reviewing this letter and the enclosed information.

Very truly yours,

/s/  Joshua C. Ditmore

RMW

Enclosures

cc:	Elizabeth M. Braham
Executive Vice President
and Chief Financial Officer
Epiq Systems, Inc.